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LMS MEDICAL SYSTEMS INC.
For Immediate Release

                        LMS UPDATE ON AMEX LISTING STATUS

MONTREAL, QUEBEC, MARCH 28, 2007 - LMS MEDICAL SYSTEMS INC. (AMEX:LMZ; TSX:LMZ)
today announced that by way of a letter dated March 22, 2007, the American Stock
Exchange advised LMS of having completed their review of LMS' plan to regain compliance with its ongoing listing standards and that the LMS listing was being continued pursuant to an extension. As previously disclosed, the Company is not in compliance with Section 1003 (a)(ii) of the Company Guide with shareholders equity of less than $4,000,000 and losses from continuing operations and/or net losses in three out of its four most recent fiscal years and Section
1003(a)(iii) of the Company Guide with shareholders equity of less than
$6,000,000 and losses from continuing operations and/or net losses in its five most recent fiscal years.

During the extension period the company must provide certain periodic reports and information to AMEX. If the Company does not show progress consistent with the Plan, the Exchange Staff will review the circumstances and may immediately commence delisting proceedings. By July 8, 2008, the Company must be in compliance with all continued listing standards. Failure to regain compliance within the timeframes outlined above will likely result in the Exchange Staff initiating delisting proceedings pursuant to Section 1009 of the Company Guide.

ABOUT LMS

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION ABOUT LMS MEDICAL SYSTEMS PLEASE CONTACT:

YVES GROU, CHIEF FINANCIAL OFFICER             DAVID GORDON / GRANT HOWARD
LMS MEDICAL SYSTEMS INC.                       THE HOWARD GROUP INC.
Tel: (514) 488-3461 Ext. 238                   Toll Free: 1-888-221-0915
Fax: (514) 488-1880                            info@howardgroupinc.com
yves@lmsmedical.com / www.lmsmedical.com       www.howardgroupinc.com